Sub-item 77D(g)

WESTERN ASSET FUNDS, INC.
SUPPLEMENT DATED JUNE 10, 2014
TO THE SUMMARY PROSPECTUS AND PROSPECTUS OF
WESTERN ASSET MACRO OPPORTUNITIES FUND,
EACH DATED MARCH 1, 2014

The following revises the fund's disclosure to incorporate new aspects of the subadviser's investment process.

The following information supplements and, to the extent inconsistent, supersedes any contrary information in the fund's summary prospectus and prospectus:

The fund considers a country to be an emerging market country, if, at the time of investment, it is represented in the J.P. Morgan Emerging Market Bond Index Global or the J.P. Morgan Corporate Emerging Market Bond Index Broad or categorized by the World Bank in its annual categorization as middle- or low-income.